Atlassian Announces First Quarter Fiscal Year 2017 Results

Quarterly revenue of $136.8 million, up 34% year-over-year
Quarterly IFRS operating loss of $5.1 million and non-IFRS operating income of $27.8 million
Quarterly free cash flow of $26.1 million

SAN FRANCISCO (October 27, 2016) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for the first quarter of fiscal 2017 ended September 30, 2016, and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We had a great start to fiscal 2017, highlighted by Atlassian Summit, our annual user conference," said Scott Farquhar, Atlassian’s co-CEO and co-founder. "This was our largest Summit to date, with over 3,200 attendees from 35 countries. Summit showcased innovation across our product stack, with highlights including new JIRA Service Desk capabilities for external customer service and support use cases, real-time collaborative editing for Confluence and several firsts for our data center platform, including the introduction of AWS support for JIRA Software Data Center and Bitbucket Data Center, and the beta launch of HipChat Data Center.”

First Quarter Fiscal Year 2017 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $136.8 million for the first quarter of fiscal 2017, up 34% from $101.8 million for the first quarter of fiscal 2016.

•	Operating Loss: Operating loss was $5.1 million for the first quarter of fiscal 2017, compared with operating income of $7.1 million for the first quarter of fiscal 2016.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $2.6 million for the first quarter of fiscal 2017, compared with net income of $5.1 million for the first quarter of fiscal 2016. Net loss per diluted share was $0.01 for the first quarter of fiscal 2017, compared with net income per diluted share of $0.03 for the first quarter of fiscal 2016.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the first quarter of fiscal 2017 totaled $754.3 million.
On a non-IFRS basis, Atlassian reported:

•	Operating Income: Operating income was $27.8 million for the first quarter of fiscal 2017, compared with $22.9 million for the first quarter of fiscal 2016.

•
Net Income and Net Income Per Diluted Share: Net income was $22.7 million for the first quarter of fiscal 2017, compared with $18.4 million for the first quarter of fiscal 2016. Net income per diluted share was $0.10 for the first quarter of fiscal 2017, compared with $0.11 per diluted share for the first quarter of fiscal 2016.

•
Free Cash Flow: Cash flow from operations for the first quarter of fiscal 2017 was $28.5 million, while capital expenditures totaled $2.4 million, leading to free cash flow of $26.1 million, an increase of 216% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the first quarter of fiscal 2017 with a total customer count on an active subscription or maintenance agreement basis of 65,673, a 27% increase over September 30, 2015. Atlassian added 4,723 net new customers during the quarter. Net new customers during the quarter were higher than typical as we benefited from a one-time increase in customers following our acquisition of StatusPage this quarter. Excluding StatusPage, Atlassian ended the first quarter of fiscal 2017 with a total customer count of 64,246, a 24% increase over September 30, 2015. Net new customers during the quarter excluding StatusPage were approximately 3,296.

•
Atlassian Marketplace: With over 2,000 add-ons designed to enhance Atlassian products, the Atlassian Marketplace is one of the largest enterprise software marketplaces and passed a new milestone, surpassing more than $200 million in lifetime sales since its inception in 2012.

•
JIRA Service Desk for external customer support: Atlassian expanded the reach of JIRA Service Desk beyond internal service organizations by introducing features designed to support external customers. These include features such as increased support for customer organizations, enabling end users within the same company to share and collaborate on each other's support tickets, and enhanced branding and customization of emails to support customers' communications with their customers.

Financial Targets:
Atlassian is providing its financial targets for the second quarter and full fiscal year 2017. The company’s financial targets are as follows:

•	Second Quarter Fiscal Year 2017:

•	Total revenue is expected to be in the range of $142.5 million to $144.5 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (8%) on an IFRS basis and approximately 16% on a non-IFRS basis.

•	Weighted-average share count is expected to be in the range of 234 million to 236 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.03) on an IFRS basis, and net income per diluted share is expected to be approximately of $0.08 on a non-IFRS basis.

•	Fiscal Year 2017:

•	Total revenue is expected to be in the range of $597 million to $603 million.

•	Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 84% to 85% on a non-IFRS basis.

•	Operating margin is expected to be approximately (10%) on an IFRS basis and approximately 16% on a non-IFRS basis.

•	Weighted-average share count is expected to be in the range of 234 million to 236 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be in the range of ($0.18) to ($0.17) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.33 to $0.34 on a non-IFRS basis.

•	Free cash flow is expected to be in the range of $155 million to $165 million, which factors in capital expenditures that are expected to be approximately $15 million in fiscal 2017.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, October 27, 2016 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10093166). International callers, please dial 1-412-317-0088 (access code 10093166).

Atlassian has used, and intends to continue to use, its Investor Relations website at https://investors.atlassian.com as a means of disclosing material non-public information and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 65,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Heather Staples
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “may,” “will,” “should,” “might,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about our products, including our investments in products, technology and other key strategic areas and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.
Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect Atlassian’s financial results is included in filings it makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the company’s Form 20-F previously filed with the SEC. These documents are available on the SEC Filings section of the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets and related income tax effects on these items.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists primarily of purchases of property and equipment.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors concerning our financial performance.

The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2016	2015
Revenues:
Subscription	$49,931	$30,467
Maintenance	61,741	50,354
Perpetual license	17,501	15,501
Other	7,614	5,500
Total revenues	136,787	101,822
Cost of revenues (1) (2)	22,562	16,420
Gross profit	114,225	85,402
Operating expenses:
Research and development (1)	67,458	45,460
Marketing and sales (1) (2)	24,980	16,262
General and administrative (1)	26,915	16,602
Total operating expenses	119,353	78,324
Operating income (loss)	(5,128)	7,078
Other non-operating income (expense), net	(63)	(603)
Finance income	1,322	46
Finance costs	(7)	(8)
Income (loss) before income tax benefit (expense)	(3,876)	6,513
Income tax benefit (expense)	1,239	(1,431)
Net income (loss)	$(2,637)	$5,082
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.01)	$0.03
Diluted	$(0.01)	$0.03
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	218,504	144,008
Diluted	218,504	145,513

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended September 30,
	2016	2015
Cost of revenues	$1,339	$1,206
Research and development	16,999	5,921
Marketing and sales	3,515	2,742
General and administrative	8,670	4,227

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30,
	2016	2015
Cost of revenues	$2,202	$1,745
Marketing and sales	196	21

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	September 30, 2016	June 30, 2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$266,745	$259,709
Short-term investments	487,599	483,405
Trade receivables	14,898	15,233
Current tax receivables	7,506	6,013
Prepaid expenses and other current assets	21,256	14,178
Total current assets	798,004	778,538
Non-current assets:
Property and equipment, net	54,557	58,762
Deferred tax assets	147,433	127,411
Goodwill	22,697	7,138
Intangible assets, net	19,907	13,577
Other non-current assets	5,649	5,547
Total non-current assets	250,243	212,435
Total assets	$1,048,247	$990,973
Liabilities
Current liabilities:
Trade and other payables	$48,572	$57,886
Current tax liabilities	2,855	286
Provisions	5,169	4,716
Deferred revenue	180,603	173,612
Total current liabilities	237,199	236,500
Non-current liabilities:
Deferred tax liabilities	10,248	6,639
Provisions	2,197	2,170
Deferred revenue	8,313	7,456
Other non-current liabilities	9,520	6,545
Total non-current liabilities	30,278	22,810
Total liabilities	$267,477	$259,310
Equity
Share capital	$22,000	$21,620
Share premium	446,134	441,734
Other capital reserves	290,550	244,335
Other components of equity	5,448	4,699
Retained earnings	16,638	19,275
Total equity	$780,770	$731,663
Total liabilities and equity	$1,048,247	$990,973

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2016	2015
Operating activities
Income (loss) before income tax	$(3,876)	$6,513
Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities:
Depreciation and amortization	8,042	4,534
Gain on sale of other assets	(342)	—
Net unrealized foreign currency loss (gain)	(93)	564
Share-based payment expense	30,523	14,096
Interest income	(1,322)	(46)
Changes in assets and liabilities:
Trade receivables	627	1,278
Prepaid expenses and other assets	(5,186)	(4,124)
Trade and other payables, provisions and other non-current liabilities	(8,534)	(10,708)
Deferred revenue	7,688	6,701
Interest received	2,296	83
Income tax paid, net of refunds	(1,361)	(4,487)
Net cash provided by operating activities	28,462	14,404
Investing activities
Business combinations, net of cash acquired	(18,295)	—
Purchases of property and equipment	(2,391)	(6,155)
Proceeds from sale of other assets	342	—
Purchases of investments	(151,736)	(4,400)
Proceeds from maturities of investments	34,850	19,582
Proceeds from sales of investments	111,882	—
Payment of deferred consideration	(185)	(1,025)
Net cash provided by (used in) investing activities	(25,533)	8,002
Financing activities
Proceeds from exercise of share options, including early exercised options	3,717	1,211
Deferred offering costs	—	(1,745)
Net cash provided by (used in) financing activities	3,717	(534)
Effect of exchange rate changes on cash and cash equivalents	390	(634)
Net increase in cash and cash equivalents	7,036	21,238
Cash and cash equivalents at beginning of period	259,709	187,094
Cash and cash equivalents at end of period	$266,745	$208,332

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2016	2015
Gross profit
IFRS gross profit	$114,225	$85,402
Plus: Share-based payment expense	1,339	1,206
Plus: Amortization of acquired intangible assets	2,202	1,745
Non-IFRS gross profit	$117,766	$88,353
Operating income
IFRS operating income (loss)	$(5,128)	$7,078
Plus: Share-based payment expense	30,523	14,096
Plus: Amortization of acquired intangible assets	2,398	1,766
Non-IFRS operating income	$27,793	$22,940
Net income
IFRS net income (loss)	$(2,637)	$5,082
Plus: Share-based payment expense	30,523	14,096
Plus: Amortization of acquired intangible assets	2,398	1,766
Less: Income tax effects and adjustments	(7,564)	(2,565)
Non-IFRS net income	$22,720	$18,379
Net income per share
IFRS net income (loss) per share - basic	$(0.01)	$0.03
Plus: Share-based payment expense	0.13	0.11
Plus: Amortization of acquired intangible assets	0.01	0.01
Less: Income tax effects and adjustments	(0.03)	(0.02)
Non-IFRS net income per share - basic	$0.10	$0.13

IFRS net income (loss) per share - diluted	$(0.01)	$0.03
Plus: Share-based payment expense	0.13	0.09
Plus: Amortization of acquired intangible assets	0.01	0.01
Less: Income tax effects and adjustments	(0.03)	(0.02)
Non-IFRS net income per share - diluted	$0.10	$0.11
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	218,504	145,513
Dilution from share options and RSUs (1)	15,609	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	18,018
Weighted-average shares used in computing diluted non-IFRS net income per share	234,113	163,531
Free cash flow
IFRS net cash provided by operating activities	$28,462	$14,404
Less: Capital expenditures	(2,391)	(6,155)
Free cash flow	$26,071	$8,249

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2016 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending December 31, 2016	Fiscal Year Ending June 30, 2017
Revenue	$142.5 million to $144.5 million	$597 million to $603 million

IFRS gross margin	82%	82% to 83%
Share-based payment expense	1	1
Amortization of acquired intangible assets	1	1
Non-IFRS gross margin	84%	84% to 85%

IFRS operating margin	(8%)	(10%)
Share-based payment expense	22	25
Amortization of acquired intangible assets	2	1
Non-IFRS operating margin	16%	16%

IFRS net loss per share - diluted	($0.03)	($0.18) to ($0.17)
Share-based payment expense	0.13	0.62
Amortization of acquired intangible assets	0.01	0.04
Income tax effects and adjustments	(0.03)	(0.15)
Non-IFRS net income per share - diluted	$0.08	$0.33 to $0.34
Weighted-average shares used in computing diluted non-IFRS net income per share	234 million to 236 million	234 million to 236 million

IFRS net cash provided by operations		$170 million to $180 million
Less: Capital expenditures		(15 million)
Free cash flow		$155 million to $165 million